EXHIBIT 99.1

Hydrogenics Announces Third Quarter Conference Call  November 7, 2016

MISSISSAUGA, Ontario, Oct. 24, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will host a conference call at 10:00 a.m. Eastern on November 7, 2016 to review the fiscal third quarter and nine months ended September 30, 2016. Earnings will be issued before the market opens, and the filing of the company’s results with the appropriate regulatory bodies will follow.

During the earnings call, Daryl Wilson, President and Chief Executive Officer, and Bob Motz, Chief Financial Officer, will review the company's financial results. The telephone number for the earnings conference call is 877-307-1373 or, for international callers, 678-224-7873. A live webcast of the call will be available on the Company's website.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com